February 7, 2005

VIA EDGAR

Pamela A. Long

Assistant Director

Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global ePoint, Inc.
Registration Statement on Form S-3
File No. 333-122125

Dear Ms. Long:

On behalf of our client, Global ePoint, Inc. (the “Company”), we are responding to your comment letter to Toresa Lou, Chief Executive Officer of the Company, dated February 3, 2005. A responsive Pre-Effective Amendment No. 1 has been filed concurrently herewith via EDGAR and has been marked to show changes from the original filing. The numbered items correspond to the numbers contained in your letter.

1.	Please be supplementally advised that the selling stockholders have severally represented to us that none of them is a broker-dealer or an affiliate of a broker-dealer.

2.

We believe that the Company’s registration of the common shares underlying the additional investment rights (“AIRs”) is consistent with the Staff’s position in paragraph 3S of the March 1999 telephone supplement to the Staff’s Manual of Publicly Available Telephone Interpretations. As described below, the AIRs are the functional and practical equivalent of a common stock purchase warrant. The AIRs were sold to the investors for cash consideration in a Section 4(2)-exempt sale and the investors are at market risk. On December 22, 2004, the selling stockholders purchased from the Company “units” at a price of $5.00 per unit, with each unit consisting of (i) one share of common stock, (ii) a warrant to purchase 0.25 shares of common stock at an exercise price of $6.91 per full share and (iii) an AIR to purchase 0.8 shares of common stock at an exercise price of $5.00 per full share. The consideration paid for the AIRs is included as part of the total purchase price of the units. The exercise price of the warrants and AIRs is fixed and is not at any time subject to adjustment based on market price or a fluctuating ratio. The warrants and AIRs are identical except for the exercise price, the exercise period and the cashless exercise feature included in the warrants but not included in the AIRs. The AIRs are common stock purchase warrants by another name. The term “additional investment

Securities & Exchange Commission

Division of Corporation Finance

February 7, 2005

rights” was used as a convenience to distinguish those rights from the warrants made part of the units.

3.	We have made the correction. See page 12 of the prospectus.

4.	We have provided the requested revision in paragraph (a)(1) of the undertakings on page 2 of Part II.

5.	We have made the requested revision to the signature page of the Amendment No. 1.

We acknowledge the Staff’s supplemental instructions and advisements provided in its comment letter. If you have any further questions concerning this filing or require additional information, please contact the undersigned at (949) 623-3535.

Very truly yours,

/s/ Raymond L. Veldman

Raymond L. Veldman

cc: Global ePoint, Inc.